Exhibit (a)(5)(B)

PRESS RELEASE

CONTACTS:	Investors	Media
	David Foy (203) 458-5850	Eric Brielmann (212) 355-4449

WHITE MOUNTAINS ANNOUNCES
PRELIMINARY RESULTS OF ITS TENDER OFFER

HAMILTON, Bermuda, September 16, 2011 -- White Mountains Insurance Group, Ltd. (NYSE: WTM) announced today the preliminary results of its “modified Dutch auction” tender offer to purchase up to 300,000 of its common shares.  The tender offer expired at 12:00 midnight, New York City time, on September 15, 2011.

Based on a preliminary count by the depositary for the tender offer, 327,972 shares were properly tendered and not properly withdrawn at or below the final purchase price of $415.00 per share, including 9,681 shares that were tendered by notice of guaranteed delivery.  Pursuant to the terms of the tender offer, the Company has elected to amend the tender offer to purchase 27,972 additional common shares (within up to 2% of its outstanding common shares) and as a result it will purchase all shares tendered at or below $415.00, for a total cost of $136.1 million, excluding fees and expenses related to the tender offer.  The Company will not purchase any of the 748,773 shares tendered at a price exceeding $415.00.

The number of shares to be purchased is preliminary and subject to change.  The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered by notice of guaranteed delivery will be delivered within the three trading day settlement period.  The final number of shares to be purchased and the final purchase price will be announced following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process.  Payments for shares accepted for purchase under the tender offer, and the return of all other shares tendered and not purchased, will be made promptly after the final results of the tender offer are announced.

The Company expects to have approximately 7,630,617 common shares outstanding as of the time immediately following payment for the accepted shares.

Shareholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, D.F. King & Co. at (800) 967-4607 (toll free).

White Mountains is traded on the New York Stock Exchange under the symbol “WTM” and the Bermuda Stock Exchange under the symbol “WTM-BH”.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release may contain “forward-looking statements”.  All statements, other than statements of historical facts, included or referenced in this release which address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements.  The words “will,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements.  These forward-looking statements include, among others, statements with respect to White Mountains’:

●	changes in adjusted book value per share or return on equity;
●	business strategy;
●	financial and operating targets or plans;
●	incurred losses and the adequacy of its loss and loss adjustment expense reserves and related reinsurance;
●	projections of revenues, income (or loss), earnings (or loss) per share, dividends, market share or other financial forecasts;
●	expansion and growth of our business and operations; and
●	future capital expenditures.

These statements are based on certain assumptions and analyses made by White Mountains in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate in the circumstances.  However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties that could cause actual results to differ materially from expectations, including:

●	the risks associated with Item 1A of White Mountains’ 2010 Annual Report on Form 10-K;
●	claims arising from catastrophic events, such as hurricanes, earthquakes, floods or terrorist attacks;
●	the continued availability of capital and financing;
●	general economic, market or business conditions;
●	business opportunities (or lack thereof) that may be presented to it and pursued;
●	competitive forces, including the conduct of other property and casualty insurers and reinsurers;
●	changes in domestic or foreign laws or regulations, or their interpretation, applicable to White Mountains, its competitors or its clients;
●	an economic downturn or other economic conditions adversely affecting its financial position;
●	recorded loss reserves subsequently proving to have been inadequate;
●	actions taken by ratings agencies from time to time, such as financial strength or credit ratings downgrades or placing ratings on negative watch; and
●	other factors, most of which are beyond White Mountains’ control.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by White Mountains will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, White Mountains or its business or operations.  White Mountains assumes no obligation to publicly update any such forward-looking statements, whether as a result of new information, future events or otherwise.